Prudential Series Fund
For the period ended 6/30/08
File number 811-03623


                          SUB-ITEM 77M

       Submission of Matters to a Vote of Security Holders


To approve a Plan or Reorganization (the "Plan"), by and between the Fund, on behalf of the SP Portfolio to which the Meeting Pertains, and the Advanced Series Trust (the "Trust"), on behalf of each Portfolio of the Trust listed below (each, and "AST Portfolio" and collectively, the "AST Portfolios"). As described in more detail below, the Plan provides for the transfer of all of an SP Portfolio's assets to the corresponding AST Portfolio in exchange for the AST Portfolio Shares"). The AST Portfolio Shares received by an SP Portfolio will have an aggregate net asset value that is equal to the aggregate net asset value of the SP Portfolio shares that are outstanding immediately prior to such reorganization transaction. The Plan also provides for the distribution by the SP Portfolio, on a pro rata basis, of such AST Portfolio Shares to its shareholders in complete liquidation of such SP Portfolio. A vote in favor of the Plan by the shareholders of an SP Portfolio will constitute a vote in favor of the liquidation of the applicable SP Portfolio and the termination of such SP Portfolio as a separate series of the Fund.

Affirmative    16,023,475.79  95.148%         95.148%
               0
Against        306,119.412    1.818%          1.818%
Abstain        511,020.798    3.034%          3.034%

Total          16,840,616.00  100.000%        100.000%
               0